Cuisine Solutions, Inc.
2800 Eisenhower Ave. Suite 450
Alexandra, VA 22314 USA

March 4, 2009

VIA FAX, EDGAR AND FEDERAL EXPRESS

Phone 703.270.2900
Fax 703. 750.1158
www.cuisinesolutions.com

Mr. Chris White

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Re:

Cuisine Solutions, Inc.

Form 10-K for the Fiscal Year Ended June 28, 2008

Filed September 17, 2008

Form 10-Q for the Fiscal Quarter Ended December 13, 2008

Filed January 22, 2009

File No. 001-32439

Dear Mr. White:

This letter is submitted on behalf of Cuisine Solutions, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” ) raised in your letter of February 19, 2009 to Ronald Zilkowski, Chief Financial Officer, Treasurer and Corporate Secretary of the Company (the “Comment Letter”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended June 28, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 8

Comment 1:

We note that your determination of whether your deferred tax assets, including the deferred tax effect of your net operating loss carry-forwards, are realizable is subject to significant estimates and assumptions. Please provide your analysis of paragraphs 20 through 25 of SFAS 109 which supports your determination that your deferred tax assets are realizable as of June 28, 2008 and December 13, 2008. As part of your response please clarify the sources of taxable income that you are relying on when determining that your deferred tax assets are realizable. In addition, please revise your critical accounting policy disclosure to discuss the significant estimates and assumptions that you use when evaluating your valuation allowance; we refer you to Financial Reporting Codification 501.14.

Response 1:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand the discussion regarding its deferred tax asset and valuation allowance analysis policy in future filings, beginning with its Quarterly Report for the period ended April 4, 2009 as follows: “In fiscal year 2007 we reversed substantially all of the valuation allowance related to our deferred tax assets since it is more likely than not these assets will be realized. This determination was primarily based on cumulative positive earnings in recent years and projected taxable income. In evaluating our ability to realize our deferred tax assets we considered all available positive and negative evidence including our past operating results and our forecast of future taxable income. The Company has previously provided a valuation allowance against its deferred tax assets since the realization of these tax benefits could not be reasonably assured.”

The Company has had only one quarterly loss before taxes in the last 18 quarters of reporting. While its profitability in the last two quarters was low the Company has also made significant changes to its operations to maintain its financial health and stability. The Company does not foresee, at this time, a situation where it will need to reinstate a valuation allowance reserve in the near future.

Note No. 5, Debt, page 27

Comment 2:

Please disclose the restrictive covenants associated to your existing debt, as applicable.

Response 2:

The Company reported the material terms of its new credit lines in a Current Report on Form 8-K, which was filed on June 21, 2007. In this filing it described the restrictive covenants as follows:

“Borrowing Availability. The maximum borrowing amount available under the first line of credit is subject to a borrowing base cap equal to the sum of 80% of eligible accounts receivable and the lower of 50% of eligible inventory or $3.0 million; while the Company can borrow the full $6 million under the second line of credit. Subject to the conditions stated in the Loan and Security Agreements, the Company may borrow, repay and reborrow amounts under both lines of credit at any time during the term of the agreements.”

“Covenants. According to the terms of the Loan and Security Agreement of the first line of credit, the Company is required to submit to BB&T a Loan Base Report (“LBR”) within fifteen days after the close of each period. The Company is also required to maintain a ratio of total Indebtedness to Tangible Net Worth not to exceed 2 to 1 as of June 30, 2007, and as of the end of each fiscal year thereafter and the total of Tangible Net Worth plus Subordinated Debt of not less than $9 million, to be tested by BB&T on a quarterly basis. The Loan and Security Agreement of the first line of credit also contains a number of other usual and customary covenants that, among other things, limit the ability of the Company to incur additional debt, create liens, sell assets, make acquisitions or capital expenditures. According to the terms of the Loan Agreement of the second line of credit, the Company will use the proceeds only for the Company’s operational expenses and business needs, borrowings used for any purchase of equipment or other fixed assets in excess of $1 million shall be refinanced or repaid in full within twelve months.”

The Company will include this information in all future debt footnote filings.

Note No. 6, Income Taxes, page 28

Comment 3:

We note you have disclosed a zero balance for the “reversal of valuation allowance” in the fiscal year 2008 in the tabular disclosure for the composition of the provision for income taxes attributable to operations. Please tell us why it is not consistent with the disclosure for “period effect of change in valuation allowance” in the tabular disclosure for the differences between amounts computed by applying the statutory federal income tax rates to income from operations and the total income tax benefit applicable to operations.

Response 3:

The Company acknowledges there was a misstatement in one of the tabular disclosures for the reversal of valuation allowance. The corrected table is below:

The composition of the provision for income taxes attributable to operations was:

	Year Ended
	June 28, 2008	June 30, 2007
Current:
Federal	$––	$––
State	3,000	1,000
Foreign	47,000	––
	50,000	1,000

Deferred:
Federal	$270,000	$824,000
State	79,000	145,000
Foreign	(235,000)	1,039,000
	114,000	2,008,000

Reversal of valuation allowance:	$(200,000)	$(7,258,000)

Income tax (benefit) expense	$(36,000)	$(5,249,000)

The Company will ensure that all future filings reflect the correct “reversal of valuation allowance” as shown above for fiscal year 2008.

Form 10-Q for the Fiscal Quarter Ended December 13, 2008

General

Comment 4:

Please include disclosure of the impact that recently issued accounting standards will have on the financial statements of the Company when adopted in a future period. We refer you to the guidance at Staff Accounting Bulletins Topic 11M.

Response 4:

The Company maintains a list of previously disclosed recent accounting pronouncements and routinely updates its filings for any newly released statements from the Financial Accounting Standards Board. At the time of both the Company’s first and second quarter filings there were no accounting pronouncements to be disclosed. The Company is a smaller reporting company as defined by the SEC and to date has not been impacted from any of the new pronouncements that were discussed in Fiscal Year 2008 Form 10-K. The Company acknowledges the Staff’s guidance and will disclose the impact of recently issued accounting standards on its financial statements.

Note No. 6, Share-Based Compensation, page 5

Comment 5:

We note you granted 900,000 restricted stock units on September 22, 2007. Please disclose the material terms of this restricted stock grant and how you determined the weighted-average fair value related to the units. We refer you to the guidance of SFAS 123(R) paragraph B239 and APB Opinion 28.

Response 5:

The Company issued the 900,000 restricted stock units on August 18, 2008 and filed a Current Report on Form 8-K on August 20, 2008 describing the material terms of the grants. The Company acknowledges and agrees that the language from this filing and additional disclosure should have been included in Note No. 6 as follows:

“600,000 of the Restricted Stock Units (“RSU’s”) represents a contingent right to receive one share of the Company’s common stock. The actual number of shares that will be issued upon the vesting of the RSU’s will range from 0 to the number of restricted stock units actually granted to each individual, based on the Company’s achievement of compound annual growth in pre-tax earnings per share (“CAGR”) from the 2006 level over the performance period, which is measured as of the end of fiscal years 2010, 2011, 2012 and 2013. If the minimum performance target of 8% CAGR is not met as of the end of any of fiscal years 2010, 2011, 2012 or 2013, no RSU’s will vest and the grants will terminate. Up to 10%, 15%, 20% and 100% of the total grant amount could vest at the end of fiscal years 2010, 2011, 2012 and 2013, respectively, with the number of RSU’s vesting on a given vesting date being offset by the number of RSU’s that have vested in prior years. Unvested RSU’s terminate on September 27, 2013.”

“300,000 of the RSU’s were time-based long-term grants to employees that will vest in equal amounts annually over the next five years.”

The Company will disclose these material terms in all future filings as applicable.

Based on the guidance in paragraphs A77 and B46 of FAS 123(R) the Company determined that the fair value of the units was the stock price on the date of the grant. The Company is amortizing this grant in accordance with paragraph A102 of FAS 123(R) on a straight line basis over the remaining 59 months of the grant.

As requested in the Comment Letter, we acknowledge to the Commission that

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions concerning these matters, please contact the undersigned at (703) 270-2900 or by facsimile at (703) 750-1158.

Best regards,

/s/ Ronald Zilkowski

Ronald Zilkowski

Chief Financial Officer,

Treasurer and Corporate Secretary